Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	2017	2016	2015	2014	2013
Earnings:
Net income attributable to common shareholders	$488,456	$442,034	$437,257	$397,595	$406,074
Income taxes	258,272	236,411	237,720	220,705	230,591
Fixed charges	228,377	213,973	202,465	208,226	206,089
Total earnings	$975,105	$892,418	$877,442	$826,526	$842,754
Fixed Charges:
Interest expense	$219,796	$205,720	$194,964	$200,950	201,888
Estimated interest portion of annual rents	8,581	8,253	7,501	7,276	4,201
Total fixed charges	$228,377	$213,973	$202,465	$208,226	$206,089
Ratio of Earnings to Fixed Charges (rounded down)	4.26	4.17	4.33	3.96	4.08